UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE



Mail Stop 5546
								May 17, 2006

Via Facsimile (39 02 85954097) and US Mail

Enrico Parazzini
Chief Financial Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123
Milan, Italy

	Re:	Telecom Italia S.p.A.
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed May 27, 2005
 		Response Letter Dated May 10, 2006
      File No. 1-13882

Dear Mr. Parazzini:

      We reviewed your response of May 10, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your discussion of materiality and your conclusion that, apart from your stake in ETECSA, contacts with the Designated Countries are not qualitatively material to you. Please expand your qualitative materiality analysis to address specifically the investor sentiment evidenced by, among other things, the legislation cited in previous comment two. We note in this regard that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.

Address also the potential impact upon your reputation and share value of the fact that, by virtue of your subscription to ETECSA capital increases, since 2003 you may be deemed to have provided over
$40 million in funding to the government of a country identified as a terrorist-sponsoring state.

2. Your statement in Annex B that "[w]e do not believe that our arrangements with, and investments in, Cuba are material to the group as a whole" appears to be inconsistent with your statement on the penultimate page of your letter text that "[w]e believe that our stake in ETECSA is qualitatively material to a reasonable investor."
Please advise, or revise as appropriate.

Please discuss for us the reasons you believe your stake in ETECSA to be qualitatively material.


      Please file your response letter on EDGAR.  Please contact
James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-
3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Jeffrey M. Oakes, Esq.
	011-44-20-7418-1386

      Larry Spirgel
		Assistant Director
		Division of Corporation Finance
Enrico Parazzini
Telecom Italia
May 17, 2006
Page 1